

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 19, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Thomas R. Johnson
Chief Executive and Chief Financial Officer
Call Now, Inc.
1 Retama Parkway
Selma, TX 78154

      Re: Call Now, Inc.
              Form 10-K for the year ended December 31, 2008
              File No. 000-27160

Dear Mr. Johnson:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                            Sincerely,

                            David R. Humphrey
                            Branch Chief